September 29, 2006





                         [LOWENSTEIN SANDLER LETTERHEAD]

ALAN WOVSANIKER                               Tel   973 597 2564   Fax   973 597
                                                                            2565
                                                      awovsaniker@lowenstein.com



Member of the Firm


September 29, 2006


VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010


Re:      NeoStem, Inc.
         Registration Statement on Form S-1
         File No. 333-137045

Ladies and Gentlemen:

On behalf of NeoStem, Inc. (the "Company"), we are hereby responding to the comment contained in the letter, dated September 12, 2006 (the "Comment Letter"), from Jeffrey Riedler, Assistant Director, of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company's Registration Statement on Form S-1 (Registration No. 333-137045) (the "Registration Statement").

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company's response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:


         Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

         Response: The Company believes that the proposed offering pursuant to the Registration Statement is a valid secondary offering under Rule 415(a)(1)(i) that may be made on a continuous or delayed basis for the following reasons:

                  (i) The 19,805,698 shares of common stock being registered are either currently outstanding (13,271,776 shares) or are issuable to the selling securityholders upon the conversion of outstanding convertible promissory notes (625,004 shares) or upon the exercise of outstanding warrants (5,908,918 shares).

                                                              September 29, 2006

Securities and Exchange Commission
Division of Corporation Finance
Page 2



                  (ii) Pursuant to Rule 415(a)(1)(i), the securities which are to be offered or sold must be done so solely by or on behalf of persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. In this case, the Company is not offering for sale any of the shares to be registered. None of the selling securityholders is a subsidiary or parent corporation of the Company. In addition, the Company does not have any arrangement, either express or implied, with any of the selling securityholders for the purpose of selling any shares of common stock.

                  (iii) None of the selling securityholders should be considered the Company's alter ego. With the exception of one selling securityholder, DCI Master LDC, which beneficially owns 14% of the Company's common stock, none of the other selling securityholders participating in the offering beneficially owns, to the Company's knowledge, more than 10% of the Company's common stock. Indeed, only one of these other securityholders, Mark Weinreb, the President and a director of the Company, beneficially owns more than 5% of the Company's common stock. Consequently, DCI Master LDC is the only selling securityholder that beneficially owns enough shares of Company common stock to possibly be considered an affiliate of the Company. However, even considering DCI Master LDC's 14% beneficial ownership and its business relationships with the Company(1), the Company does not believe that DCI Master LDC is an affiliate of the Company because neither DCI Master LDC nor any of its affiliates is an officer of or has any board or other control positions or relationships with the Company.(2) Moreover, DCI Master LDC and its affiliate, Duncan Capital Group LLC, are registering in the aggregate only, 2,813,865 shares of common stock, which is 14% the total number of shares being registered and represents an amount equal to only 15% of the Company's outstanding shares of common stock.

-----------------------------------

(1) The Company has retained Duncan Capital Group LLC, an affiliate of DCI Master LDC, to act as the Company's financial consultant in connection with equity or debt financings, mergers or acquisitions, and with respect to the Company's other financial matters. Pursuant to the one-year advisory agreement, dated May 5, 2006, between the Company and Duncan Capital Group, the Company pays Duncan Capital Group a monthly retainer of $7,500, up to 50% of which the Company, at its option, may pay in shares of Company common stock. As consideration for DCI Master LDC being the lead investor in the Company's June 2006 private placement of common stock and warrants, the Company paid Duncan Capital Group under the advisory agreement $200,000 in cash plus 2.4 million shares of Company common stock. In addition, Duncan Capital Group also would be entitled under the advisory agreement to a commercially reasonable fee to be negotiated by the Company and Duncan Capital Group for a merger or acquisition in which the Company acts as either the buyer or the seller. In addition, the Company subleases its executive offices from DC Associates LLC, another affiliate of DCI Master LDC, on month-to-month basis for a monthly rent of $7,500.

                                                              September 29, 2006

Securities and Exchange Commission
Division of Corporation Finance
Page 3


                  None of the Company's executive officers and directors, all of whom are participating as selling securityholders in the proposed offering, is the Company's alter ego. Other than Mark Weinreb, none of the Company's executive officers and directors beneficially owns more than 5% of the Company's common stock. Although the Company's executive officers and directors beneficially own in the aggregate 19% of the Company's common stock, they are not acting in concert with one another or with any of the other selling securityholders or any other securityholder of the Company for purposes of selling the shares that are being registered. None of the executive officers and directors is a member of a group, as described in Section 13(d)(3) of the Securities Exchange Act of 1934, for purposes of acquiring, holding or disposing of Company securities or is a party to any voting trust or voting agreement with respect to the common stock. Moreover, the Company's two largest securityholders, DCI Master LDC and Robert Aholt, Jr.,(3) who are not affiliated with or represented by the Company's executive officers and directors, beneficially own in the aggregate 21% of the Company's common stock, with the remaining stock ownership being widely dispersed among the Company's numerous other securityholders. Consequently, the Company's executive officers and directors, assuming arguendo that they acted in concert, would not control the voting of the Company's common stock on matters submitted to the Company's stockholders for approval. Moreover, the executive officers and directors are registering in the aggregate only 1,741,815 shares of common stock, which is less than 10% of the total number of shares being registered and represents an amount equal to 9% of the Company's outstanding shares of common stock. As a result, none of the executive officers and directors should be considered to be the Company's alter ego.

                  (iv) The proposed offering is a valid secondary offering even if one or more affiliates of the Company may be participating. As the Staff has made clear, the inclusion of an affiliate as a selling securityholder does not prevent a registered resale offering from being considered a valid secondary offering under Rule 415(a)(1)(i). In this regard, telephone interpretation number 38 of the section marked Securities Act Rule 415 (July 1997) of the Commission's Manual of Publicly Available Telephone Interpretations (the "Manual") states, "Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries." Telephone interpretation number 44 of the section marked Securities Act Rule 415 (July 1997) of the Manual provides that a secondary offering by a 73% owner of an issuer that is not deemed to be by or on behalf of the issuer is not restricted by Rule 415(a)(4) and may be made on an "at-the-market" basis. Moreover, telephone interpretation number 20 of the section marked Securities Act Form S-3 (July
                  1997) of the Manual provides:

-----------------------------------

(2) Although DC Associates has the right to designate an additional member to the Company's board of directors pursuant to the securities purchase agreement, dated as of June 1, 2006, among the Company and the investors party thereto, DC Associates has not exercised this right.

(3) Mr. Aholt resigned as the Company's chief operating officer effective February 19, 2006, and has no continuing relationship with the Company other than as a stockholder and except that Mr. Aholt is entitled to receive severance payments from the Company.

                                                              September 29, 2006

Securities and Exchange Commission
Division of Corporation Finance
Page 4


                           "[T]he Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer."

                  As a result, even if one or more of DCI Master LDC or the Company's executive officers and directors were assumed to control the Company, such affiliate status would not prevent the proposed offering from being considered a valid secondary. This position is supported by the fact that, as described above, none of DCI Master LDC or the Company's executive officers and directors is seeking to register a number of shares equal to more than 15% of the Company's outstanding shares of common stock or is acting in concert with any other such selling securityholder for purposes of selling the shares of common stock that are being registered.

                  (v) None of the selling securityholders is acting as a conduit for the Company with respect to the sale of the shares of common stock being registered. In this regard:

                    o Each of the selling securityholders has already purchased and fully paid for or otherwise given valuable consideration for the shares of common stock that the selling securityholder is proposing to sell or the securities, the underlying shares of common stock of which are being registered.

                    o The Company will not receive any of the proceeds from the sale of the shares of common stock being registered on behalf of the selling securityholders.

                    o None of the selling securityholders has, to the Company's knowledge, any agreement or understanding as to the price, quantity or timing of the sale of the shares.

                                                              September 29, 2006

Securities and Exchange Commission
Division of Corporation Finance
Page 5

                    o    None  of  the  selling   securityholders  has,  to  the
                         Company's knowledge, any obligation to sell the shares.

                    o The Company's current and future officers and directors agreed in connection with the Company's June 2006 private placement of common stock and warrants, for which DCI Master LDC was the lead investor, not to dispose of any shares of Company capital stock, or any securities convertible into, or exchangeable for or containing rights to purchase, shares of Company capital stock until three months after the effective date of the Registration Statement, except with DCI Master LDC's prior written consent.

                    o Each of the selling securityholders has represented to the Company (or is required to represent to the Company on the exercise of warrants or other conversion rights) that it acquired the relevant Company warrants, convertible promissory notes and shares of common stock for its own account and not for the purpose of effecting a distribution of those securities or the underlying shares of common stock.

                  (vi) To the Company's knowledge, none of the selling securityholders, other than Westpark Capital, Inc., is a registered broker-dealer or in the business of underwriting securities offerings.(4) Although Westpark Capital is a broker-dealer, it acquired from the Company all of the 77,500 shares that it is offering for sale pursuant to the Registration Statement as compensation for its having acted as the placement agent for the Company's private placement of convertible promissory notes and warrants from December 2005 to January 2006. Given the limited number of shares that Westpark Capital is offering for sale compared to the total number of shares being offered for sale, as well as compared to the number of shares of Company common stock outstanding, Westpark Capital's inclusion in the offering as a selling securityholder should not affect the validity of the offering as a secondary offering. The Company will revise the "Selling Securityholders" section of the prospectus included in the Registration Statement to disclose Westpark Capital's status as a broker-dealer.

-----------------------------------

(4) Michelle Cona, Mark Lev, Anthony Pintsopoulus and Neal Scott, who are selling securityholders, have each informed the Company that they are affiliates of Westpark Capital. In addition, each of Christopher P. Baker, Paul Fruchthandler and John Yerkes, who are also selling securityholders, has informed the Company that he is an affiliate of a broker-dealer. Each of these broker-dealer affiliates has represented to the Company that (i) it acquired either the shares of common stock that the broker-dealer affiliate is offering for sale, or the securities pursuant to which such shares are to be issued, in the ordinary course of business and (ii) at the time of acquisition, the broker-dealer affiliate did not have any arrangement or understandings with any person to distribute the securities. Given these representations and the limited number of shares (623,056 shares in the aggregate) that these broker-dealer affiliates are offering for sale pursuant to the Registration Statement compared to the total number of shares being offered for sale, as well as compared to the total number of shares of Company common stock outstanding, their inclusion in the offering as selling securityholders should not affect the validity of the offering as a secondary offering. The Company will revise the "Selling Securityholders" section of the prospectus included in the Registration Statement to disclose each such individual's status as an affiliate of a broker-dealer.

                                                              September 29, 2006

Securities and Exchange Commission
Division of Corporation Finance
Page 6

                  (vii) Moreover, unlike a traditional underwriting arrangement where the underwriter agrees to purchase the securities only after the registration statement relating to the sale of the securities has been declared effective, each of the selling securityholders purchased the securities from the Company in advance of the filing of the Registration Statement. The shares being registered were issued in a number of different transactions that occurred over a period of more than a year and a half, with over half of the securities being registered having been issued in transactions occurring prior to June 30, 2006. Thus each of the selling shareholders has been subject to market risk, as well as the risk that the Registration Statement would not be declared effective promptly, for a significant period of time. These facts support the conclusion that the proposed offering is a secondary offering.

Based on the foregoing analysis, the Company believes that the proposed offering pursuant to the Registration Statement is a valid secondary offering and may be made on a continuous or delayed basis pursuant to Rule 415.

Any questions regarding the contents of this letter or the Registration Statement should be addressed to the undersigned at (973) 597-2564.

Very truly yours,

/s/ Alan Wovsaniker
-------------------
Alan Wovsaniker

                                                              September 29, 2006

Securities and Exchange Commission
Division of Corporation Finance
Page 7

PWH:cba

F2827/1
09/28/06 2015194.03
Attachment
cc:      Catherine M. Vaczy, Esq.